Exhibit 99.93

American Lithium Reports Large Increase in Lithium Resources at TLC - Measured LCE Resource Increases 25%; Indicated LCE Resource Increases 129%

VANCOUVER, BRITISH COLUMBIA, December 1, 2022 – American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce an updated Mineral Resource Estimate (“MRE”) that significantly increases the contained lithium resources for the Tonopah Lithium Claims (“TLC”) project located in the Esmerelda lithium district northwest of Tonopah, Nevada. This MRE was completed as part of the process of compiling the maiden preliminary economic assessment on TLC (“PEA”) and will be incorporated into the Mine Plan within the PEA scheduled to be completed and announced shortly.

Highlights: (see Table 1 New TLC MRE & Table 2 Original TLC MRE, below)

Link to: Figure 1 – TLC Project Mineral Resource Block Outline and Drill Hole Location Map (also see below)

•	Measured + Indicated Resource LCE increases 64% from original April 2020 Mineral Resource Estimate

•	Measured Resource - 4.2 Mt Lithium Carbonate Equivalent (“LCE”) (860 Mt @ 924 ppm Li)

•	Indicated Resource – 4.63 Mt LCE (1192 Mt @ 727 ppm Li)

•	Measured + Indicated Resource – 8.83 Mt LCE (2052 Mt @ 809 ppm Li)

•	Inferred Resource – 1.86 Mt LCE (486 Mt @ 713 ppm Li)

•	Base Case cut-off of 500 ppm Li employed – up from 400 ppm Li in the original resource due to anticipated increased processing cost inflation between 2020 and 2022.

•	Infill RC and Diamond drilling validates size and scale of existing measured core resource, expands the core resource and defines areas of high-grade shallow mineralization.

•	Using a 1200 ppm Li cut-off: Measured + Indicated mineral resource contains 1.60 Mt LCE comprising 214 Mt averaging 1,402 ppm Li, which should positively impact project economics.

•	RC exploration drilling highlights deeper lithium mineralization to the west and northwest of the core Measured resource and thinner, lower grade sections to east and south next to the sub-basin edge.

Simon Clarke, CEO of American Lithium states, “We are very pleased with the results of our 2022 drill programs culminating in a much larger mineral resource at TLC which underlines our position as one of the largest lithium projects in North America. In addition, the higher-grade shallow lithium mineralization identified in our core Measured resource area provides focus for early production that should have a positive impact on the economic potential of TLC. This will be reflected in a robust maiden PEA, which we are in the process of completing in conjunction with DRA Global, and should help fast-track the Project’s move through feasibility.

Of equal importance, the mineral resource block model and extensive new drilling has increased our geological understanding of the complexity, geometry, depth and location of the TLC mineralized claystone and has confirmed to us that American Lithium holds the most prospective ground for the location of shallow lithium-rich claystone in the TLC sub-basin.”

Table 1 – New TLC Mineral Resource Estimate – updated November 29, 2022

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)
Li (ppm)	(Mm^3)	(Mt)	(ppm)	Li	Li2CO3	LiOH*H2O
Measured
500	506	860	924	0.79	4.2	4.78
1000	203	345	1255	0.43	2.29	2.60
1200	104	177	1401	0.25	1.33	1.51
Indicated
500	701	1192	727	0.87	4.63	5.26
1000	80	136	1148	0.16	0.85	0.97
1200	22	37	1328	0.05	0.27	0.30
Measured +Indicated
500	1207	2052	809	1.66	8.83	10.04
1000	283	481	1227	0.59	3.14	3.57
1200	126	214	1402	0.30	1.60	1.81
Inferred
500	286	486	713	0.35	1.86	2.12
1000	31	53	1151	0.06	0.32	0.36
1200	8	14	1315	0.02	0.11	0.12

•	CIM definitions are followed for classification of Mineral Resource.

•	Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US20,000 US$/tonne and mining cost of US$3.00 per tonne, a lithium recovery of 90%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)

•	Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05

•	Totals may not represent the sum of the parts due to rounding.

•	The Mineral Resource estimate has been prepared by Joan Kester, PG and Derek Loveday, P. Geo. Of Stantec Consulting Services Inc. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

Table 2 – Original TLC Mineral Resource Estimate – April 15, 2020

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)
Li (ppm)	(Mm3)	(Mt)	(ppm)	Li	Li2CO3	LiOH*H2O
Measured
400	400	680	932	0.63	3.35	3.81
1000	169	287	1256	0.36	1.92	2.18
Indicated
400	251	427	898	0.38	2.02	2.30
1000	95	162	1256	0.20	1.06	1.21
Measured + Indicated
400	651	1107	912	1.01	5.37	6.11
1000	264	449	1247	0.56	2.98	3.39
Inferred
400	213	362	912	0.33	1.76	2.00
1000	84	143	1228	0.18	0.96	1.09

•	CIM definitions are followed for classification of Mineral Resource.

•	Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US10,000 US$/tonne and mining cost of US$2.00 per tonne, a lithium recovery of 80%, fixed density of 1.70 g/cm3 (1.43 tons/yd3)

•	Conversions: 1 metric tonne = 1.102 short tons, metric m3 = 1.308 yd3, Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05

•	Totals may not represent the sum of the parts due to rounding.

•	The Mineral Resource estimate has been prepared by Derek Loveday, P. Geo. of Stantec Consulting Services Ltd. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

Updated 30/11/2022
Nevada
Reno
TLC Project
Las Vegas
4230000
4228000
4226000
4224000
4222000
4220000
4218000
NAD83
472000
474000
476000
478000
Legend
2022 Core Drill Holes
2022 RC Drill Holes
2022 Sonic Drill Holes
2021 RC Drill Holes
2020 RC Drill Holes
2020 Sonic Drill Holes
2019 RC Drill Holes
2019 Core Drill Holes
West End Claims
TLC Property Boundary
(5,062.8 Ha / 12,510.6 Acres)
Resource - Measured
Resource - Indicated
Resource - Inferred and pit crest
AMERICAN LITHIUM
TLC Project
All Drill Holes
0
0.9
1.8 km

Figure 1 – TLC Project Mineral Resource Block Outline and Drill Hole Location Map

Mineral Resource Estimation Calculation Methodology

The geologic model used for reporting of lithium resources was developed using Hexagon Mining’s geological modelling and mine planning software, MinePlan version 16.0.4. The geologic model from which lithium resources are reported is a 3D block model developed using the Nevada State Plane Central Zone NAD83 coordinate system and U.S. customary units. Block size is 50ft-X, 50ft-Y and 20ft-Z. Modeling method and approach is similar to that described in the prior Technical Report (Loveday, 2020) but with a re-interpretation of geologic controls on mineralization using the additional exploration data and increased model size covering the expanded mineral claim boundary. A significant new addition to the resource is the recognition of an additional lithium clay resource below a tuffaceous marker horizon.

A base case lithium resource cut-off grade has been calculated based on the economics of a medium size (100 Mtpa) run-of-mine (ROM) surface mining operation that does not require blasting. Processing of the mineralized material would be onsite extracting lithium from claystone using an acid digestion method. Resources are reported from within an economic pit shell at 45-degree constant slope using Hexagon mining Pseudoflow algorithm. Maximum pit depth is limited to 1,000 feet (304.8 m) below surface. No underground mining is considered.

The following mining, processing, royalty, and recovery costs, in US$, were used to derive a base case cut-off grade to produce a lithium carbonate (Li2CO3) equivalent product:

•	Mining costs US$3/tonne;

•	Processing costs US$49/tonne;

•	Royalties US$1/tonne;

•	General and administration US$1/tonne; and Processing recovery 90%.

Revenue from a lithium carbonate product is estimated to be US$20,000/tonne for the cutoff grade calculation. Using the above inputs and Li2CO3:Li ratio of 5.32, a base case cut-off grade for lithium is estimated to be 500 ppm, rounded from 501 ppm. The base case cut-off grade of 500 ppm lithium is greater than the prior (Loveday, 2020) Mineral Resource Estimate (“MRE”) of 400 ppm lithium, mostly due to an increase in assumed processing costs when compared to the prior MRE.

The updated base case MRE represents an increase of 64 percent Li2CO3 equivalent tonnes in the Measured plus Indicated category (500 ppm Li cutoff) when compared to the prior MRE (400 ppm Li cutoff). Inferred Li2CO3 equivalent tonnes have increased by 6 percent when compared to the prior MRE for the base case.

Resource Estimate Parameters:

•	Resource Update Effective Date – October 6, 2022:
▪	29,757’ (9070 m) additional drilling from 53 drill holes (2020 to 2022)
▪	The new total of 39,062’ (11,906 m) from 82 drill holes (2019 to 2022)
▪	8 Sonic holes – 2020 to 2022
▪	35 RC holes – 2021 to 2022
▪	10 Core holes – 2022
▪	20 Core holes (2022) awaiting assays and not yet used in model

Quality Assurance, Quality Control and Data Verification

Diamond drilling was conducted by First Drilling of Montrose, Colorado using large diameter, PQ-size drilling entirely vertical holes. Drill core samples are nominally 5-foot (1.53 m) length and are cut longitudinally, and one half is cut a second time longitudinally with a diamond saw with one-quarter of the core placed in sealed bags and shipped to analytical laboratories.

Reverse Circulation (RC) drilling was conducted by Harris Exploration Drilling and Associates Inc., of Fallon, Nevada with 5.5-inch diameter face centred bit on vertical drill holes. Sampling was conducted using a riffle splitter or a cyclone splitter depending on the moisture content of the sampled material. Sampling was conducted over 5-foot (1.52m) intervals with individual samples placed in sealed bags and transported to the respective analytical labs.

Samples were shipped to either American Assay Laboratories (AAL) in Sparks, Nevada or Paragon analytical laboratories in Reno, Nevada for sample preparation, processing and ICP-MS multi-element analysis. Pulps and rejects are returned and retained by the Company. AAL and Paragon are ISO/IEC 17025 certified assay laboratories. The QA/QC program includes a comprehensive analytical quality assurance and control routine comprising the systematic use of Company inserted standards, blanks and field duplicate samples, internal laboratory QA/QC standard operating procedures, and cross check analyses at other accredited laboratories. Downhole lengths (depths) for vertical drill holes are considered accurate true depth intersections for the essentially flat-lying, to gently dipping TLC host stratigraphy.

Mineral Resource Estimate Preparation

The Mineral Resource estimate has been prepared by Joan Kester, PG and Derek Loveday, P. Geo. of Stantec Consulting Services Inc. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

Qualified Persons

Ms. Joan Kester, PG and Mr. Derek Loveday, P. Geo. of Stantec Consulting Services Inc. are Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, have prepared or supervised the preparation of, or have reviewed and approved, the scientific and technical data pertaining to the Mineral Resource estimates contained in this release, and will be preparing the NI-43-101 Technical Report for filing on SEDAR within 45 days.

Mr. Ted O’Connor, P.Geo., Executive Vice President of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium

American Lithium, a member of the TSX Venture 50, is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium and Macusani uranium development-stage projects in southeastern Peru. Both Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support. Pre-feasibility work has now commenced at Falchani.

The TSX Venture 50 is a ranking of the top performers in each of 5 industry sectors in the TSX Venture Exchange over the last year.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Cautionary Note Regarding Macusani Concessions Thirty-two of the 169 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.